

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

August 30, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Luigi Ferraris
Chief Financial Officer
ENEL-Societa per Azioni
Viale Regina Margherita 137, Rome, Italy

> **Re: ENEL-Societa per Azioni
> Form 20-F for the year ended December 31, 2006
> Filed June 29, 2007
> File No. 1-14970**

Dear Mr. Ferraris:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Luigi Ferraris
ENEL-Societa per Azioni
August 30, 2007
Page 2

ENEL-Societa per Azioni Form 20-F for the year ended December 31, 2006

23. Net Income and Shareholders' Equity in Accordance with U.S. GAAP, page F-78

(d) Stock option compensation cost, page F-101

1. Please revise your filing to include the minimum disclosures required by SFAS
    no. 123(r). In this regard, please see paragraphs A240 and A241 of Statement no.
    123(r).

25. Subsequent Events (unaudited), page F-102

2. We note your disclosure of several significant events and transactions occurring
    subsequent to your balance sheet date including the acquisition of almost 10% of
    Endesa's shares for €4,126.2 million on February 27, 2007 which was followed
    by numerous other transactions culminating in a proposed tender offer for all of
    the shares.   Further, you disclose the Board voted in April 2007 to get a line of
    credit for €35 billion and approved other measures to restructure your debt. In
    this regard, it is not evident that your auditors' assumed responsibility for
    reviewing transactions and events occurring after the balance sheet date through
    the date of their report on June 28, 2007. Please advise or revise to remove
    "unaudited." See AU sec. 560, Subsequent Events and AU sec. 530, Dating of
    Independent Auditors' Report.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter with your responses to our
comments and provide any requested supplemental information. Please understand that
we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
        statement from the company acknowledging that:

            •   the company is responsible for the adequacy and accuracy of the
                disclosure in the filing;

Mr. Luigi Ferraris
ENEL-Societa per Azioni
August 30, 2007
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio at (202) 551-3202 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant